FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated December 4, 2015

TRANSLATION

Autonomous City of Buenos Aires, December 4, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Changes in the Board of Directors of YPF S.A. – Designation of Alternate Market Relations Officer

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Buenos Aires Stock Exchange Regulations, to report changes in the composition of the Board of Directors of YPF S.A. and the designation of a Second Alternate Market Relations Officer.

In this regard, please be advised that the Board of Directors of the Company, at its meeting held on December 4, 2015, considered and accepted the resignations of Mr. Rodrigo Cuesta, Mr. Nicolás Marcelo Arceo, Ms. Patricia María Charvay and Mr. Juan Franco Donnini, as Directors for the Class D shares, and of Mr. Juan Rafael Stinco, Mr. Rodolfo Nicolás Patricio Diana and Ms. Mariana Laura González as Alternate Directors for the Class D Shares, all of them for strictly for personal reasons.  Additionally, the Board of Directors of the Company considered and accepted the resignations of Mr. Axel Kicillof and Mr. Emmanuel Antonio Alvarez Agis as Director and Alternate Director for the Class A Shares, respectively, strictly for personal reasons.

Additionally, please be advised that Mr. Rodrigo Cuesta and Mr. Nicolás Arceo have ceased to serve as Legal Affairs Corporate Vice President and Administration and Finance Vice President, respectively.

In addition, please be advised that the Board of Directors of the Company, at the same meeting, and in accordance with the provisions of Article 99 Subsection a) of the Capital Markets Law, designated Ms. Lorena Sánchez as Second Alternate Market Relations Officer.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 4, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer